Exhibit 99.1

PRESS RELEASE
Aspen Reports Results for the Three and Twelve Months Ended December 31, 2023
Net Income Available to Ordinary Shareholders of $216 million and Operating Income of $98 million for the Three Months Ended
Net Income Available to Ordinary Shareholders of $485 million and Operating Income of $368 million for the Twelve Months Ended
Operating Return on Average Equity of 20.2% and Adjusted Combined Ratio of 86.4% for the Twelve Months Ended

Hamilton, Bermuda, April 1, 2024 - Aspen Insurance Holdings Limited (“Aspen”) today reported results for the three and twelve months ended December 31, 2023.

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, commented: “We are pleased to report an excellent set of results for 2023. Aspen’s continued focus on underwriting discipline and operating excellence resulted in our adjusted combined ratio improving to 86.4%*, our net income available to ordinary shareholders increasing to $485 million and an annualized operating return on average equity of 20.2%*, all significant improvements over the prior year.

In addition to improved underwriting performance, investment income of $276 million represents a 47% increase year over year. For the full year 2023, Aspen Capital Markets generated $136 million** in total fee income from capital sourced across multiple lines and classes in both our insurance and reinsurance segments.

It is pleasing to note the quality of earnings we are now generating, with meaningful contributions from each of our core earning engines, underwriting, investments and capital markets fees. We believe we have reached a state where we are able to sustain strong ROEs across cycles through the very healthy mix in the sources of our earnings.

The combination of our "One Aspen Approach", balance sheet strength, and capital markets capabilities, positions us with a distinct advantage in the specialty (re)insurance sector, with the scale being an important source of capacity to our customers while still maintaining the ability to be nimble, decisive, and opportunistic in response to changes in trading conditions and market opportunities.

In a year that again saw our sector challenged by climate, geopolitical events, and socio-economic challenges, this fourth consecutive year of improved results gives us confidence we have the talent, strategy, platforms, and brand to continue to perform at the top of our class, delivering strong returns for our shareholders through changing market cycles and across a wide range of industry loss event scenarios.”

* Non-GAAP financial measures are used throughout this release, such as operating income, operating return on average equity, adjusted underwriting income and adjusted combined ratio. These are non-GAAP financial measures as defined in SEC Regulation G. For additional information and reconciliation of non-GAAP financial measures, refer to the end of this press release. Refer to "Cautionary Statement Regarding Forward-Looking Statements" at the end of this press release.
** Reflected in our underwriting result as a reduction to acquisition costs.

Consolidated Highlights for the Three and Twelve Months Ended December 31, 2023

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
	(in $ millions, except percentages)			(in $ millions, except percentages)
Gross written premiums	$859.7	$876.9	(2.0)%	$3,967.6	$4,338.7	(8.6)%
Net written premiums	$602.8	$605.8	(0.5)%	$2,581.9	$2,896.0	(10.8)%
Net earned premiums	$667.1	$678.4	(1.7)%	$2,614.5	$2,688.7	(2.8)%
Underwriting income (1)	$70.5	$103.9	(32.1)%	$326.8	$190.4	71.6%
Adjusted underwriting income (1)	$104.8	$116.3	(9.8)%	$355.3	$205.5	72.9%

Net investment income	$68.4	$51.7		$275.7	$188.1
Net realized and unrealized investment (losses)/gains	(1.7)	10.5		14.5	(177.6)
Interest expense	(14.1)	(20.1)		(55.2)	(43.7)
Corporate and other expenses	(28.3)	(12.4)		(114.0)	(83.6)
Non-operating expenses	(24.3)	(31.2)		(35.1)	(36.0)
Net realized and unrealized foreign exchange (losses)	(14.5)	(27.4)		(10.1)	(64.6)
Income tax benefit	173.5	88.9		132.1	78.1
Net income	$229.5	$163.9		$534.7	$51.1
Net income available to ordinary shareholders	$215.6	$152.6		$484.8	$6.5

Loss ratio	60.8%	53.9%		59.4%	62.5%
Expense ratio	28.6	30.8		28.1	30.5
Combined ratio	89.4%	84.7%		87.5%	93.0%
Adjusted combined ratio (1)	84.3%	82.9%		86.4%	92.4%

Operating income (1)	$97.6	$115.6		$367.6	$202.3
Annualized operating return on average equity (1)	20.0%	31.2%		20.2%	11.9%
Annualized total investment return (1)	12.2%	(1.4)%		5.7%	(5.1)%
(1) Underwriting income, adjusted underwriting income, operating income, annualized operating return on average equity, adjusted combined ratio and annualized total investment return are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures and a discussion of the rationale for the presentation of these items is provided later in this press release.

Aspen Group Consolidated Results
Aspen is a specialty (re)insurer focused on generating consistent returns for our shareholders. Our ‘One Aspen’ approach is designed to provide bespoke solutions to complex issues by bringing together our expertise spanning different lines of business, segments and platforms, enabling us to develop enhanced and differentiated offerings to our distribution partners and customers. We are organized across two segments: Insurance and Reinsurance. We adopt a dynamic capital allocation approach, utilizing our platforms across the U.S., U.K., Lloyd’s and Bermuda to match risk with the most appropriate source of capital. In addition, through our Aspen Capital Markets team, Aspen generates fee income, which benefits our underwriting results, by offering investors access to Aspen’s specialty insurance and reinsurance portfolios.

Significant improvement in underwriting and investment performance drove the improvement in our results.
Consolidated Highlights for the Three Months Ended December 31, 2023
•Continued to see consistently strong results achieving a net combined ratio of 89.4% and an underwriting income of $71 million. On an adjusted basis, underwriting income was $105 million, with an adjusted combined ratio of 84.3%.
•Operating income of $98 million in the quarter, resulting in an annualized operating return on average equity of 20.0%.
•Overall gross written premiums were broadly in line with the prior year. Active management of the portfolio in response to market conditions resulted in reductions in financial and professional insurance lines, offset by targeted growth in property and casualty lines.
•On December 27, 2023, the Government of Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”), which will apply a 15% corporate income tax to certain Bermuda businesses in fiscal years beginning on or after January 1, 2025. The CIT Act includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the new tax regime and has resulted in the recognition of a deferred tax benefit of $201 million in the fourth quarter of 2023. The prior year benefited from the recognition of deferred tax benefit of $94 million in relation to our U.S. operating subsidiaries due to the reversal of a valuation allowance.
Consolidated Highlights for the Twelve Months Ended December 31, 2023
•Net income available to ordinary shareholders increased significantly to $485 million. Operating income increased to $368 million. Aspen achieved an annualized operating return on average equity of 20.2%.
•The underwriting result improved by $136 million to $327 million (5.5 percentage point improvement in the combined ratio to 87.5%) The increase was driven by significantly lower current year catastrophe losses ($187 million), and an improvement in net acquisition costs ($52 million) and net operating expense ($32 million). Adjusted underwriting income increased to $355 million (6.0 percentage point improvement in the adjusted combined ratio to 86.4%).
•Continued growth in capital sourced by Aspen Capital Markets to $1.7 billion resulted in a 30% increase in fee income to $136 million.
•Investment income improved by $88 million largely as a result of the higher interest rate environment and reinvestment of maturing assets into higher yielding core fixed income assets.
•Corporate and other expenses increased by $30 million due to higher letter of credit fees, higher professional services fees and IT costs.
•Interest expense increased by $12 million in the period, due to higher interest costs on the funds withheld account on the Loss Portfolio Transfer contract with an affiliate of Enstar Group Limited (“Enstar”) (“LPT” or the “LPT contract”).
•Tax benefit increased by $54 million to $132 million in the period primarily driven by the net deferred tax benefit for Bermuda discussed above, partially offset by increased income tax expense in the Company’s other operating jurisdictions as a result of higher taxable income. Tax benefit in 2022 benefited from the reversal of brought forward valuation allowance for deferred tax assets in the U.S. operating subsidiaries.
•As of December 31, 2023, we had $420 million of remaining limit available on our LPT contract covering 2019 and prior accident years.

Insurance Segment
Operating highlights for the Three and Twelve Months Ended December 31, 2023

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$581.9	$625.2	(6.9)%	$2,446.6	$2,531.7	(3.4)%
Net written premiums	$371.0	$390.7	(5.0)%	$1,483.9	$1,469.6	1.0%
Net earned premiums	$376.4	$359.0	4.8%	$1,460.0	$1,436.9	1.6%
Underwriting Expenses
Current accident year net losses and loss expenses	$209.4	$198.2		$833.5	$761.1
Catastrophe losses	0.3	0.2		33.1	61.7
Prior year reserve development, post LPT years	11.5	4.7		26.6	37.6
Adjusted losses and loss adjustment expenses (1)	221.2	203.1		893.2	860.4
Impact of the LPT (2)	25.0	(1.8)		48.7	49.3
Total net losses and loss expenses	246.2	201.3		941.9	909.7
Acquisition costs	45.0	38.4		171.6	179.4
General and administrative expenses	65.7	66.7		233.9	244.0
Underwriting income (1)	$19.5	$52.6	$(33.1)	$112.6	$103.8	$8.8
Adjusted underwriting income (1)	$44.5	$50.8		$161.3	$153.1

Ratios
Current accident year loss ratio, excluding catastrophe losses	55.6%	55.2%		57.1%	53.0%
Catastrophe losses	0.1	0.1		2.3	4.3
Current accident year loss ratio	55.7	55.3		59.4	57.3
Prior year reserve development ratio, post LPT years	3.0	1.3		1.8	2.7
Adjusted loss ratio (1)	58.8	56.6		61.2	60.0
Impact of the LPT (2)	6.7	(0.5)		3.3	3.4
Loss ratio	65.4	56.1		64.5	63.3
Acquisition cost ratio	12.0	10.7		11.8	12.5
General and administrative expense ratio	17.5	18.6		16.0	17.0
Combined ratio	94.9%	85.4%		92.3%	92.8%
Adjusted combined ratio (1)	88.2%	85.8%		89.0%	89.3%
(1) Adjusted losses and loss adjustment expenses, underwriting income, adjusted underwriting income/(loss), adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above and a discussion of the rationale for the presentation of these items is provided later in this press release.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Insurance Segment Results
Aspen Insurance operates on a global and regional product basis, delivers service excellence from underwriting through to claims, thereby transforming risk for our customers into opportunities. Aspen Insurance focuses on market segments with high barriers to entry that require bespoke underwriting expertise and customized solutions to address client needs. Aspen Insurance has long-standing partnerships with brokers and other distribution partners, and our responsiveness and innovative mindset make us an ideal partner to deliver effective risk management solutions. Aspen Insurance is organized into four portfolios of business: Financial and Professional Lines; Casualty and Liability Lines, First Party Lines and Specialty Lines.

During 2023, Aspen Insurance has continued its focus on disciplined underwriting and operational efficiency in response to evolving market conditions.
Insurance Segment Highlights for the Three Months Ended December 31, 2023
•Underwriting result of $20 million and combined ratio of 94.9%. Adjusted underwriting income of $45 million with an adjusted combined ratio of 88.2%.
•Reduction in underwriting income is primarily driven by a $25 million expense in relation to the LPT, which includes the impact of adverse prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts.
•Prior year adverse reserve development of $12 million on post LPT years was primarily driven by adverse development in U.S. primary casualty lines as a result of strengthening of reserving assumptions due to emerging development patterns and to account for greater uncertainty around social inflation.
•Active management of the portfolio resulted in the exit of certain programs that did not meet our pricing expectations and the deteriorating pricing environment for Directors & Officers and Mergers & Acquisitions business contributed to a decrease in gross written premiums of $43 million or (7)%. This was partially offset by new construction policies in casualty lines and rate increases achieved on our renewal portfolio.

Insurance Segment Highlights for the Twelve Months Ended December 31, 2023
•Delivered increased underwriting income to $113 million and combined ratio of 92.3%. On an adjusted basis, underwriting income increased to $161 million with an adjusted combined ratio of 89.0%.
•Our strategy to reduce property exposure in our insurance segment helped to limit the impact of industry catastrophe events during 2023, contributing to a reduction in the CAT loss ratio by 2.0 percentage points compared with prior year, which was also impacted by Hurricane Ian. This has been offset by increased provisions in our current accident year ex-CAT loss ratios to proactively recognize the potential impact of higher economic uncertainty and economic and social inflation, the impact of business mix changes and an increase in estimated claims handling costs.
•Prior year adverse reserve development of $27 million on post LPT years is primarily driven by adverse development in U.S. primary casualty and U.S. management liability lines as a result of strengthening of reserving assumptions due to emerging development patterns and to account for greater uncertainty around social inflation.
•Increased cessions to Aspen Capital Markets resulted in increased fee income which, combined with the exit of certain U.S. programs which had higher acquisition cost ratios, contributed to a 0.7 percentage point reduction in the insurance segment’s acquisition cost ratio.

Reinsurance Segment
Operating highlights for the Three and Twelve Months Ended December 31, 2023

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$277.8	$251.7	10.4%	$1,521.0	$1,807.0	(15.8)%
Net written premiums	$231.8	$215.1	7.8%	$1,098.0	$1,426.4	(23.0)%
Net earned premiums	$290.7	$319.4	(9.0)%	$1,154.5	$1,251.8	(7.8)%
Underwriting Expenses
Current accident year net losses and loss expenses	$134.6	$151.9		$538.6	$584.0
Catastrophe losses	10.8	28.2		87.0	245.1
Prior year reserve development, post LPT years	4.5	(30.2)		5.7	(24.6)
Adjusted losses and loss adjustment expenses (1)	149.9	149.9		631.3	804.5
Impact of the LPT (2)	9.3	14.2		(20.2)	(34.2)
Total net losses and loss expenses	159.2	164.1		611.1	770.3
Acquisition costs	48.0	67.4		208.6	252.4
General and administrative expenses	32.5	36.6		120.6	142.5
Underwriting income (1)	$51.0	$51.3	$(0.3)	$214.2	$86.6	$127.6
Adjusted underwriting income (1)	$60.3	$65.5		$194.0	$52.4

Ratios
Current accident year loss ratio, excluding catastrophe losses	46.3%	47.6%		46.7%	46.6%
Catastrophe losses	3.7	8.8		7.5	19.6
Current accident year loss ratio	50.0	56.4		54.2	66.2
Prior year reserve development ratio, post LPT years	1.5	(9.4)		0.5	(2.0)
Adjusted loss ratio (1)	51.6	46.9		54.7	64.2
Impact of the LPT (2)	3.2	4.4		(1.7)	(2.7)
Loss ratio	54.8	51.4		52.9	61.5
Acquisition cost ratio	16.5	21.1		18.1	20.2
General and administrative expense ratio	11.2	11.5		10.4	11.4
Combined ratio	82.5%	84.0%		81.4%	93.1%
Adjusted combined ratio (1)	79.3%	79.5%		83.2%	95.8%
(1) Adjusted losses and loss adjustment expenses, underwriting income, adjusted underwriting income/(loss), adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above and a discussion of the rationale for the presentation of these items is provided later in this press release.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Reinsurance Segment Results
Aspen Reinsurance offers a full suite of products organized around core products in Property, Catastrophe, Other Property Reinsurance, Casualty and Specialty. Through our highly experienced underwriting teams which are supported by claims, modelling and actuarial functions, we have developed longstanding relationships with our clients and brokers. We also provide innovative solutions to risk including utilizing Aspen Capital Markets to access additional third-party capital.
During 2023, Aspen Reinsurance has continued to focus on disciplined underwriting, reducing and repositioning our property catastrophe exposures.
Reinsurance Segment Highlights for the Three Months Ended December 31, 2023
•Underwriting income of $51 million, combined ratio of 82.5%. Adjusted underwriting income of $60 million, adjusted combined ratio of 79.3%.
•Gross written premiums were $26 million higher than the prior year despite exiting aviation, space & bloodstock, reflecting continuous underwriting discipline to focus on portfolio optimization and sustainable growth.
•Acquisition cost ratio improved 4.6 percentage points as a result of higher ACM management fees of $11 million and the impact of business mix.
•Adjusted loss ratio of 51.6 percentage points is a 4.7 percentage points reduction from the prior period. This is driven by a 6.4 percentage point improvement in the current year loss ratio (improvement of 5.1 percentage points on the catastrophe loss ratio) partially offset by adverse development on post LPT prior years. Prior year strengthening in the period was driven by development on credit and surety of $7 million and Covid related losses of $4 million. The favorable prior years reserve development in 2022 related to large reserve releases on Property-exposed classes.
Reinsurance Segment Highlights for the Twelve Months Ended December 31, 2023
•Delivered strong growth in underwriting income to $214 million and a combined ratio of 81.4%. Adjusted underwriting income was $194 million with an adjusted combined ratio of 83.2%.
•The main driver of improved performance is an 8.6 percentage points improvement in the loss ratio, driven by a 12.1 percentage point improvement in the catastrophe loss ratio as a result of initiatives to reduce exposure and volatility and lower number of large industry losses impacting reinsurance programs. Prior year reserve strengthening of $6 million on post LPT years is driven by adverse development in non-CAT Property reinsurance. Prior year included releases of $25 million primarily in relation to property exposed reinsurance lines.
•The acquisition cost ratio improved by 0.7 percentage points due to changes in business mix, additional fees earned from increased cessions to ACM, partially offset by an increase in profit commissions in certain lines due to favorable loss performance.
•Management’s planned initiatives to reduce exposure as well as respond to concerns about market conditions in certain lines led to a decrease in gross written premiums of $286 million, primarily related to reductions in mortgage and property pro rata business as well as our previously announced exit from space, aviation, and bloodstock. These reductions were partially offset by strong rate increases during the year in continuing lines of business.
•Net catastrophe exposure has been further reduced through increased cessions to Aspen Capital Markets on our property reinsurance lines, with premiums ceded to reinsurers as a percentage of gross written premiums in the period, increasing to 28% compared with 21% in the prior year.
•Reduction in underwriting result driven by the impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts which is primarily driven by the LPT, totaling $20 million.

Investment Performance

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
	(in $ millions, except percentages)		(in $ millions, except percentages)
Net investment income	$68.4	$51.7	$275.7	$188.1
Net realized and unrealized (losses)/gains from trading portfolios recognized in net income (1)	(1.7)	10.5	14.5	(177.6)
Change in unrealized gains/(losses) on available for sale investments (gross of tax) (2)	158.9	(87.5)	126.2	(391.7)
Total return/(loss) on investments	$225.6	$(25.3)	$416.4	$(381.2)

Average cash and investments	$7,387.1	$7,311.0	$7,242.8	$7,438.0
Total annualized return on average cash and investments, pre-tax	12.2%	(1.4)%	5.7%	(5.1)%

Fixed Income Portfolio Characteristics	As at December 31, 2023	As at December 31, 2022

Book yield	3.8%	3.2%
Average duration	2.6 years	3.0 years
Average credit rating	AA-	AA-

(1) Includes net unrealized gains of $23.2 million for the quarter (2022 — $26.4 million), and $51.8 million gains for the twelve months ended December 31, 2023 (2022 — $116.5 million losses).
(2) The tax impact of the change in unrealized gains/(losses) on available for sale investments was an expense of $18.8 million for the quarter (2022 — $5.6 million), and an expense of $20.6 million for the twelve months ended December 31, 2023 (2022 — benefit of $23.9 million).

•Active repositioning of our investments to take advantage of higher interest rates resulted in an increase of 32% in our net investment income to $68 million in the quarter.
•Net unrealized gains/(losses) on available for sale investments recognized as other comprehensive income was a gain of $159 million for the three months ended December 31, 2023. The change in net realized and unrealized investment gains and losses is a result of valuation changes, predominantly driven by the lower US Treasury yields in the quarter.
•The total return, pre-tax, on Aspen’s cash and investments was 12.2% in the quarter, compared to (1.4)% in the fourth quarter of 2022, and reflects the increase in net investment income and the impact of changes in net realized and unrealized gains and losses.

Shareholders’ equity and debt
•Total shareholders’ equity was $2,909 million as of December 31, 2023, an increase of $551 million, compared with $2,358 million as of December 31, 2022. This is primarily due to net income of $535 million, partially offset by ordinary and preference dividends totaling $90 million and other comprehensive income of $106 million primarily in relation to valuation changes related to investments classified as available for sale.
•On November 9, 2023, Aspen drew down on the $300 million term loan facility and the proceeds were used to redeem the $300 million 4.65% Senior Notes due November 15, 2023.

Earnings materials
The earnings press release for the three and twelve months ended December 31, 2023 will be published on Aspen’s website at www.aspen.co.

For further information please contact

Marc MacGillivray, Chief Accounting Officer
Marc.MacGillivray@Aspen.co
+44 20 7184 8455

Aspen Insurance Holdings Limited
Summary condensed consolidated balance sheet (unaudited)
$ in millions

	As at December 31, 2023	As at December 31, 2022

ASSETS
Total investments	$6,412.4	$6,085.8
Cash and cash equivalents	1,028.1	959.2
Reinsurance recoverables	5,311.3	5,635.0
Premiums receivable	1,603.0	1,661.8
Other assets	870.0	815.5
Total assets	$15,224.8	$15,157.3

LIABILITIES
Losses and loss adjustment expenses reserves	$7,810.6	$7,710.9
Unearned premiums	2,426.3	2,457.5
Other payables	1,779.4	2,331.0
Debt	300.0	299.9
Total liabilities	$12,316.3	$12,799.3

SHAREHOLDERS’ EQUITY
Ordinary shares	$0.6	$0.6
Preference shares	753.5	753.5
Additional paid-in capital	761.2	761.2
Retained earnings	1,793.5	1,349.0
Accumulated other comprehensive loss, net of tax	(400.3)	(506.3)
Total shareholders’ equity	2,908.5	2,358.0
Total liabilities and shareholders’ equity	$15,224.8	$15,157.3

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
UNDERWRITING REVENUES
Gross written premiums	$859.7	$876.9	$3,967.6	$4,338.7
Premiums ceded	(256.9)	(271.1)	(1,385.7)	(1,442.7)
Net written premiums	602.8	605.8	2,581.9	2,896.0
Change in unearned premiums	64.3	72.6	32.6	(207.3)
Net earned premiums	667.1	678.4	2,614.5	2,688.7
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	405.4	365.4	1,553.0	1,680.0
Acquisition costs	93.0	105.8	380.2	431.8
General and administrative expenses	98.2	103.3	354.5	386.5
Total underwriting expenses	596.6	574.5	2,287.7	2,498.3

Underwriting income	70.5	103.9	326.8	190.4

Net investment income	68.4	51.7	275.7	188.1
Interest expense (1)	(14.1)	(20.1)	(55.2)	(43.7)
Corporate and other expenses (2)	(28.3)	(12.4)	(114.0)	(83.6)
Non-operating expenses (3)	(24.3)	(31.2)	(35.1)	(36.0)
Net realized and unrealized foreign exchange (losses) (4)	(14.5)	(27.4)	(10.1)	(64.6)
Net realized and unrealized investment (losses)/gains	(1.7)	10.5	14.5	(177.6)
INCOME/(LOSS) BEFORE TAX	56.0	75.0	402.6	(27.0)
Income tax benefit	173.5	88.9	132.1	78.1
NET INCOME	229.5	163.9	534.7	51.1
Dividends paid on preference shares	(13.9)	(11.3)	(49.9)	(44.6)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$215.6	$152.6	$484.8	$6.5

Loss ratio	60.8%	53.9%	59.4%	62.5%
Acquisition cost ratio	13.9%	15.6%	14.5%	16.1%
General and administrative expense ratio	14.7%	15.2%	13.6%	14.4%
Expense ratio	28.6%	30.8%	28.1%	30.5%
Combined ratio	89.4%	84.7%	87.5%	93.0%
Adjusted combined ratio (5)	84.3%	82.9%	86.4%	92.4%
(1) Interest expense includes interest on funds withheld balances related to the LPT contract.
(2) Corporate and other expenses includes other income/expenses, which were previously presented separately.
(3) Non-operating expenses in the three and twelve months ended December 31, 2023 and December 31, 2022 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total

Gross written premiums	$277.8	$581.9	$859.7	$251.7	$625.2	$876.9
Net written premiums	231.8	371.0	602.8	215.1	390.7	605.8
Gross earned premiums	403.2	623.1	1,026.3	412.5	609.1	1,021.6
Net earned premiums	290.7	376.4	667.1	319.4	359.0	678.4
Losses and loss adjustment expenses	159.2	246.2	405.4	164.1	201.3	365.4
Acquisition costs	48.0	45.0	93.0	67.4	38.4	105.8
General and administrative expenses	32.5	65.7	98.2	36.6	66.7	103.3
Underwriting income	$51.0	$19.5	$70.5	$51.3	$52.6	$103.9

Net investment income			68.4			51.7
Net realized and unrealized investment gains/(losses)			(1.7)			10.5
Corporate and other expenses (1)			(28.3)			(12.4)
Non-operating expenses (2)			(24.3)			(31.2)
Interest expense (3)			(14.1)			(20.1)
Net realized and unrealized foreign exchange (losses) (4)			(14.5)			(27.4)
Income before tax			56.0			75.0
Income tax benefit			173.5			88.9
Net income			$229.5			$163.9

Ratios
Loss ratio	54.8%	65.4%	60.8%	51.4%	56.1%	53.9%
Acquisition cost ratio	16.5%	12.0%	13.9%	21.1%	10.7%	15.6%
General and administrative expense ratio	11.2%	17.5%	14.7%	11.5%	18.6%	15.2%
Expense ratio	27.7%	29.5%	28.6%	32.6%	29.3%	30.8%
Combined ratio	82.5%	94.9%	89.4%	84.0%	85.4%	84.7%
Adjusted combined ratio (5)	79.3%	88.2%	84.3%	79.5%	85.8%	82.9%

(1) Corporate and other expenses includes other income/expenses, which were previously presented separately.
(2) Non-operating expenses in the three months ended December 31, 2023 and December 31, 2022 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(3) Interest expense includes interest on funds withheld balances related to the LPT contract.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contracts. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Twelve Months Ended December 31, 2023			Twelve Months Ended December 31, 2022
	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total

Gross written premiums	$1,521.0	$2,446.6	$3,967.6	$1,807.0	$2,531.7	$4,338.7
Net written premiums	1,098.0	1,483.9	2,581.9	1,426.4	1,469.6	2,896.0
Gross earned premiums	1,562.0	2,444.8	4,006.8	1,617.2	2,370.8	3,988.0
Net earned premiums	1,154.5	1,460.0	2,614.5	1,251.8	1,436.9	2,688.7
Losses and loss adjustment expenses	611.1	941.9	1,553.0	770.3	909.7	1,680.0
Acquisition costs	208.6	171.6	380.2	252.4	179.4	431.8
General and administrative expenses	120.6	233.9	354.5	142.5	244.0	386.5
Underwriting income	$214.2	$112.6	$326.8	$86.6	$103.8	$190.4

Net investment income			275.7			188.1
Net realized and unrealized investment gains/(losses)			14.5			(177.6)
Corporate and other expenses (1)			(114.0)			(83.6)
Non-operating expenses (2)			(35.1)			(36.0)
Interest expense (3)			(55.2)			(43.7)
Net realized and unrealized foreign exchange (losses) (4)			(10.1)			(64.6)
Income/(loss) before tax			402.6			(27.0)
Income tax benefit			132.1			78.1
Net income			$534.7			$51.1

Ratios
Loss ratio	52.9%	64.5%	59.4%	61.5%	63.3%	62.5%
Acquisition cost ratio	18.1%	11.8%	14.5%	20.2%	12.5%	16.1%
General and administrative expense ratio	10.4%	16.0%	13.6%	11.4%	17.0%	14.4%
Expense ratio	28.5%	27.8%	28.1%	31.6%	29.5%	30.5%
Combined ratio	81.4%	92.3%	87.5%	93.1%	92.8%	93.0%
Adjusted combined ratio (5)	83.2%	89.0%	86.4%	95.8%	89.3%	92.4%

(1) Corporate and other expenses includes other income/expenses, which were previously presented separately.
(2) Non-operating expenses in the twelve months ended December 31, 2023 and December 31, 2022 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(3) Interest expense includes interest on funds withheld balances related to the LPT contract.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

About Aspen Insurance Holdings Limited (“Aspen” or the “Company”)
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For the year ended December 31, 2023, Aspen reported $15.2 billion in total assets, $7.8 billion in gross loss reserves, $2.9 billion in total shareholders’ equity and $4.0 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.
Please refer to the “Financials – Annual Reports” section of Aspen’s investor website for a copy of our Annual Report on Form 20-F.

(1)    Cautionary Statement Regarding Forward-Looking Statements
This press release or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, the cyclical nature of the insurance and reinsurance industry, the occurrence, timing and results of, and market reaction to, our proposed initial public offering and proposed listing of our ordinary shares on the New York Stock Exchange and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2022, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Basis of Preparation
Aspen has prepared the financial information contained within this financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.

Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments and non-operating expenses and income.
Aspen excludes the items above from its calculation of operating income because we believe they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by and fluctuates according to prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them, would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to better analyze Aspen’s results of operations in a manner consistent with how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Three Months Ended		Twelve Months Ended
(in $ millions)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	215.6	152.6	484.8	6.5
Add/(deduct) items before tax
Net foreign exchange losses	14.5	27.4	10.1	64.6
Net realized and unrealized investment losses/(gains)	1.7	(10.5)	(14.5)	177.6
Non-operating expenses	24.3	31.2	35.1	36.0
Impact of the LPT, net of certain costs related to the LPT contract with Enstar	39.8	20.1	50.5	22.8
Non-operating income tax (benefit)	(198.3)	(105.2)	(198.4)	(105.2)
Operating income	$97.6	$115.6	$367.6	$202.3

Underwriting income or loss/gain or loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.

Adjusted underwriting income or loss is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the loss portfolio transfer. Adjusted underwriting income or loss also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Book yield is a non-GAAP financial measure. Book yield is the interest rate earned, at the time of purchase of the fixed income instrument at market value, assuming the bond is held to maturity and all coupon and principal payments are made on schedule.

Loss ratio is a non-GAAP financial measure. Loss ratio is the sum of current year net losses, catastrophe losses and prior year reserve strengthening/(releases) together, loss and loss adjustment expenses, as a percentage of net earned premiums.

Combined ratio is the sum of the loss ratio and the expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.

Adjusted combined ratio is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premium.

Adjusted Combined Ratio	Three Months Ended December 31,		Twelve Months Ended December 31,
(in $ millions except where stated)	2023	2022	2023	2022

Net earned premium	$667.1	$678.4	$2,614.5	$2,688.7

Current accident year net losses and loss expenses	344.0	350.1	1,372.1	1,345.1
Catastrophe losses	11.1	28.4	120.1	306.8
Prior year reserve development, post LPT years	16.0	(25.5)	32.3	13.0
Adjusted losses and loss adjustment expenses	371.1	353.0	1,524.5	1,664.9
Impact of the LPT[1]	34.3	12.4	28.5	15.1
Losses and loss adjustment expenses	405.4	365.4	1,553.0	1,680.0
Acquisition costs	93.0	105.8	380.2	431.8
General and administrative expenses	98.2	103.3	354.5	386.5
Underwriting expenses	$596.6	$574.5	$2,287.7	$2,498.3

Underwriting income	$70.5	$103.9	$326.8	$190.4

Combined ratio	89.4%	84.7%	87.5%	93.0%

Adjusted underwriting income	$104.8	$116.3	$355.3	$205.5
Adjusted combined ratio	84.3%	82.9%	86.4%	92.4%
(1) Impact of the LPT represents the deferral of a portion of loss recoveries on 2019 and prior accident year loss development as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Operating return on average equity is calculated by taking the operating income/(loss) after tax, less dividends paid on preference shares and divided by average equity attributable to ordinary shareholders.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
	($ in millions)		($ in millions)
Total shareholders’ equity	$2,908.5	$2,358.0	$2,908.5	$2,358.0
Preference shares less issue expenses	(753.5)	(753.5)	(753.5)	(753.5)
Average adjustment	(186.7)	(125.5)	(336.2)	101.5
Average equity	$1,968.3	$1,479.0	$1,818.8	$1,706.0

Operating Income	$97.6	$115.6	$367.6	$202.3

Annualized operating return on average equity	20.0%	31.2%	20.2%	11.9%
Annualized net income available to ordinary shareholders on average equity	44.0%	41.2%	26.7%	0.4%

Total return on Aspen’s managed investment portfolio is the cumulative of net investment income, net realized and unrealized investments losses in the trading and available for sale investment portfolio, divided by average total cash and investments, including receivables and payables for securities sold and purchased and accrued interest.